Exhibit 99.1

ULTRAPETROL ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND ELECTION OF NEW BOARD MEMBER

NASSAU, Bahamas, October 14, 2010 -- Ultrapetrol (Bahamas) Limited (Nasdaq: ULTR), an industrial transportation company serving marine transportation needs in three core markets (River Business, Offshore Supply Business, and Ocean Business), today announced the results of the annual general meeting of its shareholders held on October 13, 2010.

At the meeting the following proposals were approved and adopted: 1) the approval of the audited financial statements and the Report of the Auditors for the fiscal year ended December 31, 2009, 2) the resolution for Ultrapetrol to have a minimum of five directors and a maximum of seven, 3) the election of six directors to the Company’s board, including newly elected member Fernando Barros Tocornal, and 4) the ratification of acts, proceedings and transactions of directors, officers and employees of the Company and the indemnification of directors, officers and employees of the Company.

Newly elected director, Mr. Barros, is an attorney and founding partner of the firm Barros & Errazuriz based in Santiago, Chile. His legal experience includes 30 years in commercial, corporate, tax and arbitration, as well as an extensive practice focusing on the creation and development of financial, industrial and service companies. Additionally, Mr. Barros was appointed to the National Board of Arbitrators by the President of Chile and serves as a member of the Arbitration and Mediation Center of the Chamber of Commerce of Santiago and the National Center of Arbitration. As an academic, Mr. Barros was a professor of Commercial and Economic Law, and is currently a member of the board of Universidad Finis Terrae, where he served as Dean of the School of Law from 2000 to 2003. Mr. Barros is a member of the Consulting Board of the Masters in Business Law of Universidad de los Andes and of the Pro Bono Foundation of Chile, and also serves as a director of Sipsa S.A., the parent company of Ultrapetrol.

Ultrapetrol’s 2009 Annual Report is available on the Company’s Web site at http://www.ultrapetrol.net/Ultrapetrol_aspx/InvestorRelations_Anual.aspx.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as containers and the offshore oil platform supply market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers and a containership. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164.

Contact:
The IGB Group
Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com